Repsol to Acquire Talisman Energy for US$8.00 Per Common Share

All-Cash Transaction

Highlights:

•           All-cash price of US$8.00 (C$9.33) per Talisman common share delivers significant andimmediate value to Talisman common shareholders.

•           The purchase price for common shares represents a 75% premium to the 7-day volume weightedaverage share price and a 60% premium to the 30-day volume weighted average price.

•           A cash price of C$25 plus accrued and unpaid dividends per Talisman preferred share if holdersapprove their participation in the transaction.

•           The transaction has received the unanimous approval of Talisman’s and Repsol’s boards ofdirectors.

•           Repsol and Talisman together will create a bigger, better, more competitive and more diversifiedglobal energy company. The combined company will produce over 680 mboe/d, have refiningcapacity of 1 mboe/d, and have a presence in over 50 countries with 27,000 employees.

•           The transaction provides tangible long-term benefits to Alberta and Canada.

•           The transaction is targeted to close in the second quarter of 2015.

CALGARY – December 15, 2014 – Talisman Energy Inc. (TSX: TLM) (NYSE: TLM) is pleased to announce that it has entered into a definitive agreement (the “Arrangement Agreement”) with Repsol S.A. under which Repsol will acquire all of the outstanding common shares of Talisman for US$8.00 (C$9.33) per share in cash.

The purchase price for the common shares represents a 75% premium to the 7-day volume weighted average share price and a 60% premium to the 30-day volume weighted average price. Total transaction value is approximately US$13 billion, including Talisman’s current debt. In addition, under the transaction, Talisman will be allowed to pay aggregate cash dividends of US$0.18 per common share prior to closing, including the dividend declared and payable on December 31, 2014.

The combination of the two companies creates a global E&P company with improved scale, enhanced capabilities and more attractive opportunities for future growth. The combined company will possess the financial flexibility necessary to maximize the value of Talisman’s large undeveloped resource base.

“This deal creates significant and immediate value for Talisman stakeholders,” said Chuck Williamson, Chairman of Talisman’s Board of Directors. “Importantly, the deal underscores Repsol’s strong belief in the high quality portfolio that Talisman has worked hard to develop. Repsol is a world-class operator with a solid track record and the financial capability to continue the development of these assets within their international portfolio. I am proud of the company that our employees, past and present, have built and I believe this transaction represents new opportunities for them in Canada and around the world.”

Antonio Brufau, Chairman of Repsol, said “Our combination with Talisman allows us to align our highly complementary portfolios of upstream assets to create a truly global company well-positioned to grow production and reserves. Talisman has strong operational capability, a highly skilled work force and we look forward to leveraging their expertise as we partner to create a stronger, more profitable and competitive organization.”

Benefits to Canada

This transaction provides tangible long-term benefits to Alberta and Canada, combining Calgary-based Talisman with Repsol and creating a leading global exploration and production company with a presence in over 50 countries and 27,000 employees.

Repsol has identified Talisman’s Canadian assets as one of its primary growth areas and is committed to its development, including:

•           Talisman will be a very significant part of Repsol’s worldwide presence.

•           Repsol plans to leverage Talisman’s assets and its highly-skilled talent, including the company’soffshore and unconventional capabilities.

•           Repsol has the track record and financial flexibility to accelerate the development of Talisman’soil and gas assets, which will provide tangible and immediate benefits for Canada and createmeaningful opportunities for employees, while retaining Talisman’s talent in Canada.

•           Calgary will be home to one of Repsol’s largest management offices, and it will be an importantexploration and production center for the combined company. Talisman’s Canadian assets willcontinue to be managed locally in Canada.

•           Repsol has a distinguished record in environmental and social responsibility issues, and it hascommitted to uphold and enhance Talisman’s programs in these areas both in Canada and aroundthe world.

•           Repsol is the highest scoring oil and gas company in the Dow Jones Sustainability Indices in twoout of the last three years.

•           Repsol will comply with all Canadian regulatory requirements and will submit a full applicationto Industry Canada as soon as practicable.

Recommendation of the Talisman Board of Directors

Following an extensive review and analysis of the proposed transaction and other available alternatives, the Talisman Board has unanimously approved the transaction and recommends that Talisman’s common shareholders and preferred shareholders vote in favor of the arrangement at a special meeting of shareholders to be held mid February 2015. In addition, certain of the directors and all of the executive officers of Talisman have signed agreements to vote their shares in favor of the transaction.
Additional Information on the Transaction

The transaction is to be effected pursuant to an arrangement under the Canada Business Corporations Act. The Arrangement Agreement between Talisman and Repsol provides for, among other things, a non-solicitation covenant on the part of Talisman, subject to customary “fiduciary out” provisions, that entitles Talisman to consider and accept a superior proposal if Repsol does not match the superior proposal. If the Arrangement Agreement is terminated in certain circumstances, including if Talisman enters into an agreement with respect to a superior proposal, Repsol is entitled to a termination payment of US$270 million.

Completion of the transaction is subject to customary closing conditions, including court approval of the Arrangement Agreement, approval of two-thirds of the votes cast by holders of common shares at the special meeting, and applicable government and regulatory approvals. The transaction is targeted to close in the second quarter of 2015.

Under the Arrangement Agreement, if approved by the holders in a separate class vote, Repsol will acquire the outstanding preferred shares of Talisman. However, closing of the Arrangement Agreement is not conditioned on approval by the holders of the Talisman preferred shares. If the requisite preferred shareholder approval is not obtained, the preferred shares will be excluded from the arrangement and will remain outstanding following completion of the arrangement.

Full details of the transaction will be included in an information circular to be mailed to Talisman common and preferred shareholders in accordance with applicable securities law.

A copy of the Arrangement Agreement, the information circular and related documents will be filed with Canadian securities regulators and the U.S. Securities and Exchange Commission and will be available at www.sedar.com and www.sec.gov/edgar.

Goldman Sachs Canada, Inc. and Nomura Securities International, Inc. are acting as co-financial advisors to Talisman.  Norton Rose Fulbright Canada LLP is acting as Canadian legal advisor to Talisman and Wachtell, Lipton, Rosen & Katz is acting as US legal advisor to Talisman. The legal advisor to the Talisman board is Blake, Cassels & Graydon LLP.

Conference Call and Webcast Information

Talisman will conduct a conference call and webcast for investors and analysts at 7:30 a.m. MT (9:30 a.m. ET).  Participants will include Hal Kvisle, President and CEO, and members of senior management. To participate in the conference call, please contact the operator 10 minutes prior to the meeting.

Dial-In numbers

(877) 223-4471 (North America)
(647) 788-4922 (Toronto and international)

A live audio webcast of the conference call will be available on Talisman's website (www.talisman-energy.com). Alternatively, visit: http://www.gowebcasting.com/6167.

Call Replay

A replay of the conference call will be available at approximately 10:30 a.m. MT (12:30 p.m. ET) on December 16, 2014, until 11:59 p.m. MT (01:59 a.m. ET) January 16, 2014. To access the replay:

1-800-585-8367 (North America) passcode 53757768 or
416-621-4642 (Toronto & international) passcode 53757768

About Talisman

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit Talisman’s website at www.talisman-energy.com.

About Repsol

Repsol is an integrated oil and gas company with presence in more than thirty countries, employing over 24,000 people. The company is the market-leader in refining and marketing in Spain with a daily production of 386,000 barrels of oil equivalent per day and a refining system which can process 998,000 barrels of oil per day. Its excellent downstream assets are amongst the most efficient in Europe. Repsol’s hydrocarbons output and reserves are growing at the fastest rate among its peers. Its offshore discoveries, including some of the world’s largest finds in Brazil, add to significant production growth at its upstream unit from Latin America. Its reserve replacement ratio was 275% in the last year, the highest amongst integrated oil and gas companies. The company has been the top scoring oil and gas company in the Dow Jones Sustainability Indices in two of the last three years.  Find out more at www.Repsol.com.

Talisman Energy – Media and General Inquiries:
Brent Anderson, Manager, External Relations
403-237-1912
tlm@talisman-energy.com

Sard Verbinnen & Co
Dan Gagnier/Patrick Scanlan
212-687-8080

Talisman Energy – Shareholder and Investor Inquiries:
Lyle McLeod, Vice-President, Investor Relations
403-767-5732
tlm@talisman-energy.com

Phoebe Buckland, Senior Analyst, Investor Relations
403-237-1657
tlm@talisman-energy.com

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ADVISORY

Forward-Looking Information

This press release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. The use of any of the words “believe”, “continue”, “create” “deliver”, “expect”, “provide”, “will” and similar expressions are intended to identify forward-looking information. Forward-looking information includes statements concerning: the anticipated benefits of the Arrangement to Talisman, its shareholders and stakeholders and to Alberta and Canada respectively; the production and refining capacity of the combined company; the accelerated development of Talisman's assets in Canada; foreign exchange rates; the timing and anticipated receipt of required government and regulatory, shareholder and court approvals for the Arrangement; the ability of Talisman and Repsol to satisfy the other conditions to, and to complete, the Arrangement; and the anticipated timing of the mailing of the information circular regarding the Arrangement, the timing of the special meeting of the shareholders of Talisman and the closing of the Arrangement.

In respect of the forward-looking statements and information concerning the anticipated completion and benefits of the proposed Arrangement and the anticipated timing for completion of the Arrangement, Talisman has provided such in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the time required to prepare and mail Talisman shareholder meeting materials, including the required information circular; the ability of the parties to receive, in a timely manner, the required government and regulatory, shareholder, court and other third party approvals; the assets and employees of Talisman and Repsol; the plans of the combined company; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement. Dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary government and regulatory, shareholder, court or other third party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. In general, actual outcomes may vary from the forward-looking information contained in this press release. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties. Risks and uncertainties inherent in the nature of the Arrangement include, but are not limited to, the failure of Talisman or Repsol to obtain necessary government and regulatory, shareholder, court and other third party approvals, or to otherwise satisfy the conditions to the Arrangement, in a timely manner, or at all; and failure to successfully execute the plans of the combined company. Failure to obtain approvals, or the failure of Talisman or Repsol to otherwise satisfy the conditions to the Arrangement, may result in the Arrangement not being completed on the proposed terms, or at all. In addition, the failure of Talisman to comply with the terms of the Arrangement Agreement may result in Talisman being required to pay a termination payment to Repsol, the result of which could have a material adverse effect on Talisman’s financial position and its ability to fund growth prospects and current operations.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of Talisman are included in reports on file with applicable securities regulatory authorities, including but not limited to: Talisman’s Annual Information Form for the year ended December 31, 2013 dated March 3, 2014 and the Talisman’s Proxy Circular dated May 7, 2014, as well as subsequent reports which may be filed from time to time, which may be accessed on Talisman’s company profile on SEDAR at www.sedar.com and Talisman’s filings with the United States Securities and Exchange Commission available at www.sec.gov..

The forward-looking information contained in this press release is made as of the date hereof and Talisman undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.